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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Evotec Aktiengesellschaft
(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE
(Title of Class of Securities)

30050E 105
(CUSIP Number)

September 29, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 30050E 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ROI Verwaltungsgesellschaft mbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,051,313
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,051,313
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,051,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.07%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

EVOTEC AKTIENGESELLSCHAFT

Item 1(b).	Address of Issuer’s Principal Executive Offices:

SCHNACKENBURG ALLEE 114, 22525 HAMBURG, GERMANY

Item 2(a).	Name of Person Filing:

ROI VERWALTUNGSGESELLSCHAFT MBH

Item 2(b).	Address of Principal Business Office or, if None, Residence:

KÖNIGSALLEE 20, D-40212 DÜSSELDORF

Item 2(c).	Citizenship:

FEDERAL REPUBLIC OF GERMANY

Item 2(d).	Title of Class of Securities:

ORDINARY SHARES, NO PAR VALUE

Item 2(e).	CUSIP Number:

30050E 105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4.	Ownership.

(a) Amount beneficially owned: 11.07

(b) Percent of class: 11.07%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 12,051,313

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 12,051,313

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2009
(Date)

/s/ Roland Oetker
(Signature)

Roland Oetker, President and CEO
(Name/Title)